FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                     1934
                                     ----


                               October 19, 2004

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F    X             Form 40-F
                                 -----                     -----

         [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                      Yes                         No     X
                             -----                     -----

         [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                      Yes                         No     X
                             -----                     -----

         [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                      Yes                         No     X
                             -----                     -----


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.


                                                                Total Pages: 5
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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                        Smith & Nephew plc
                                                        (Registrant)


Date: October 19, 2004                             By:  /s/ Paul Chambers
                                                        -----------------
                                                        Paul Chambers
                                                        Company Secretary


                                      2
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                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SMITH & NEPHEW PLC

2. Name of shareholder having a major interest

FMR Corp and Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Brussels     205,200
Bank of New York Europe   134,663
Bank of New York London   424,567
Bank of New York Brussels     87,500
Brown Brothers Harriman Ltd   29,600
Chase Manhattan Bank London   447,700
Deutsche Bank    146,836
HSBC Client Holdings Nominee (UK) Limited   486,279
JP Morgan   970,230
Master Trust Bank of Japan    47,300
Mellon Bank   147,400
Mellon Nominees Limited   47,500
Morgan Stanley   430,075
Northern Trust   372,280
Northern Trust London   100,300
Nortrust Nominees Limited   821,237
Northern Trust London   133,600
RBS Trust Bank   372,518
State Street Bank & Trust   106,200
State Street Bank & Trust Co   58,942
State Street Nominees Ltd     338,800
JP Morgan   163,372
Chase Nominees Limited   22,393,405
HSBC    991,540
HSBC Client Holdings Nominee (UK) Limited   22,933,724
HSBC Client Holdings Nominee Limited     6,546,603
State Street Nominees Limited   4,182,360
Brown Brothers Harriman   9,300

Lloyds Bank Nominees Limited   555,800
Mellon Bank   8,460
SAI      65,000
State Street Bank & Trust   7,400
State Street Nominees Ltd   9,500
Bank of New York Europe   190,500
Bankers Trust   428,118
Citibank    243,254
MSS Nominees Ltd    132,127

5. Number of shares / amount of stock acquired



6. Percentage of issued class



7. Number of shares / amount of stock disposed



8. Percentage of issued class



9. Class of security

Ordinary Shares of 12 2/9p

10. Date of transaction





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11. Date company informed

15.10.2004

12. Total holding following this notification

65,484,640

13. Total percentage holding of issued class following this notification

6.99%

14. Any additional information



15. Name of contact and telephone number for queries

Kate Cummins
Company Secretarial Assistant
0207 960 2251

16. Name and signature of authorised company official responsible for making this notification

P. R. Chambers

Date of notification

15.10.2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.